Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2018 and December 31, 2017 and for the Three Months Ended March 31, 2018 and 2017

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three Months Ended March 31, 2018 and 2017 (in CHF)

		THREE MONTHS ENDED MARCH 31
	Note	2018	2017
Research and development		(2,943,221)	(5,981,419)
General and administrative		(1,360,714)	(1,425,491)
Operating loss		(4,303,935)	(7,406,910)
Interest income		—	31,297
Interest expense	4	(348,927)	(421,435)
Foreign currency exchange loss, net		(88,290)	(338,160)
Revaluation gain from derivative financial instruments	4,5	3,300,696	233,123
Transaction costs	5	(313,760)	(506,234)
Loss before tax		(1,754,216)	(8,408,319)
Income tax gain	3	8,726	8,191
Net loss attributable to owners of the Company		(1,745,490)	(8,400,128)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		280,801	227,827
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		15,135	19,925
Other comprehensive income, net of taxes of CHF 0		295,936	247,752
Total comprehensive loss attributable to owners of the Company		(1,449,554)	(8,152,376)

Basic and diluted loss per share	8	(0.30)	(2.15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of March 31, 2018 and December 31, 2017 (in CHF)

	Note	MARCH 31, 2018	DECEMBER 31, 2017
ASSETS
Non-current assets
Property and equipment		229,450	252,899
Intangible assets		1,629,100	1,629,100
Other non-current financial assets		76,710	76,710
Total non-current assets		1,935,260	1,958,709

Current assets
Other receivables		370,001	241,281
Prepayments		832,033	652,913
Cash and cash equivalents		12,653,690	14,973,369
Total current assets		13,855,724	15,867,563

Total assets		15,790,984	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	5	122,348	19,349,556
Share premium		136,332,888	114,648,228
Foreign currency translation reserve		(17,912)	(33,047)
Accumulated deficit		(137,850,994)	(136,126,946)
Total shareholders' deficit attributable to owners of the Company		(1,413,670)	(2,162,209)

Non-current liabilities
Loan	4	4,414,950	5,584,297
Derivative financial instruments	4,5	1,019,813	1,836,763
Employee benefits		1,734,689	1,962,970
Deferred tax liabilities	3	170,083	178,809
Total non-current liabilities		7,339,535	9,562,839

Current liabilities
Loan	4	4,226,770	4,542,109
Trade and other payables		1,355,721	1,200,820
Accrued expenses		4,282,628	4,682,713
Total current liabilities		9,865,119	10,425,642
Total liabilities		17,204,654	19,988,481
Total equity and liabilities		15,790,984	17,826,272

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of March 31, 2018 and 2017 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY / (DEFICIT)
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(8,400,128)	(8,400,128)
Other comprehensive income		—	—	19,925	227,827	247,752
Total comprehensive income/(loss)		—	—	19,925	(8,172,301)	(8,152,376)
Transactions with owners of the Company
Transaction costs		—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	53,900	53,900
Capital increase		4,000,000	907,841	—	—	4,907,841
Balance at March 31, 2017	5	17,731,881	113,348,971	(63,619)	(120,462,704)	10,554,529
As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(1,745,490)	(1,745,490)
Other comprehensive income		—	—	15,135	280,801	295,936
Total comprehensive income/(loss)		—	—	15,135	(1,464,689)	(1,449,554)
Transactions with owners of the Company
Reorganization of group structure	5	(24,347,208)	24,347,208	—	—	—
Transaction costs	5	—	(341,226)	—	—	(341,226)
Share based payments	7	—	—	—	(259,359)	(259,359)
Capital increase	5	5,120,000	(2,321,322)	—	—	2,798,678
Balance at March 31, 2018	5	122,348	136,332,888	(17,912)	(137,850,994)	(1,413,670)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Three Months Ended March 31, 2018 and 2017 (in CHF)

	Note	THREE MONTHS ENDED MARCH 31, 2018	THREE MONTHS ENDED MARCH 31, 2017

Cash flows from operating activities
Net loss		(1,745,490)	(8,400,128)
Adjustments for:
Depreciation		23,448	32,943
Unrealized foreign currency exchange loss, net		155,928	362,564
Net interest expense/(income)		340,549	383,263
Share based payments	7	(259,359)	53,900
Transaction costs		313,760	506,234
Employee benefits		52,520	30,502
Revaluation gain on derivative financial instruments		(3,300,696)	(233,121)
Income tax gain	3	(8,726)	(8,191)
		(4,428,066)	(7,272,034)

Changes in:
Other receivables		(128,720)	(36,844)
Prepayments		(179,120)	75,315
Trade and other payables		154,901	256,391
Accrued expenses		(400,085)	201,994

Net cash used in operating activities		(4,981,090)	(6,775,178)

Cash flows from investing activities
Purchase of property and equipment		—	(74,303)
Interest received		—	29,943
Net cash used in investing activities		—	(44,360)

Cash flows from financing activities
Proceeds from public offering	5	5,282,425	9,321,807
Transaction costs		(654,986)	(227,422)
Repayment of loan	4	(1,426,393)	—
Interest paid		(237,891)	(307,452)
Net cash from financing activities		2,963,155	8,786,933

Net (decrease)/increase in cash and cash equivalents		(2,017,935)	1,967,395
Cash and cash equivalents at beginning of the period		14,973,369	32,442,222
Net effect of currency translation on cash		(301,744)	(563,092)
Cash and cash equivalents at end of the period		12,653,690	33,846,525

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of March 31, 2018 and December 31, 2017 and for the Three Months Ended March 31, 2018 and 2017 (in CHF)

1. Reporting entity

Auris Medical Holding AG, previously named Auris NewCo Holding AG, (the “Company” or “Auris NewCo”) is a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland and was established on March 13, 2018. On March 13, 2018, the Auris NewCo Holding AG merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo Holding AG changed its name to Auris Medical Holding AG following consummation of the Merger. Following the Merger, the Company had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, the Auris OldCo’s shareholders received one common share with a nominal value of CHF 0.02 of the Company for every 10 of our common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS”.

The Company’s registered address is Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). These condensed consolidated interim financial statements also include financial information of Auris OldCo prior to the Merger as discussed below. The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of pharmaceutical products for the treatment of neurotologic disorders, in particular tinnitus, hearing loss and vertigo. Its most advanced projects are in the late stage of clinical development.

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2017.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2017 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on May 11, 2018.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Considering reorganization / Merger

The Merger is not a business combination and is accounted for as a reorganization. Therefore, the condensed consolidated interim financial statements of the Company are a continuation of the financial information of Auris OldCo except that the condensed consolidated interim financial statements reflect a reclassification between share capital and share premium in order to reflect the share capital of Auris NewCo. For the periods prior to the Merger, in calculating loss per share, the weighted average number of shares outstanding is calculated based on the number of weighted average shares issued by Auris OldCo, adjusted for the reverse stock split ratio of 10-for-1.

Related Party Transaction

On February 9, 2018, Thomas Meyer, our Chief Executive Officer, entered into a shares transfer agreement with the Company to facilitate the rounding up of fractional shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the share transfer agreement, Mr. Meyer has committed to transfer, at no consideration, a common share to any shareholder entitled to a fraction of a common share as part of the Merger. Pursuant to the share transfer agreement, neither the Company nor Mr. Meyer will receive any compensation for this arrangement. Any expenses incurred by Mr. Meyer in connection with the transfers under such agreement were borne by the Company.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2017 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2018 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	THREE MONTHS ENDED
	March 31, 2018	March 31, 2017
Deferred income tax expense	—	—
Deferred income tax gain	8,726	8,191
Total income tax income	8,726	8,191

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of March 31, 2018 and 2017 is presented as follows:

	March 31, 2018	March 31, 2017
Deferred Tax liabilities
Intangible assets	(349,052)	(338,493)
Hercules Loan & Warrant	(40,643)	(70,400)
Total	(389,695)	(408,893)
Deferred Tax assets
Net operating loss (NOL)	219,612	220,502
Total	219,612	220,502
Deferred Tax, net	(170,083)	(188,391)

4. Loan and Warrant

On July 19, 2016 the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Company's Loan and Security Agreement with Hercules were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of March 31, 2018 is CHF 8,641,720. Of the CHF 8,641,720 amortization payments due within the next 12 months in an amount of CHF 4,226,770 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of March 13, 2018, following consummation of the Merger, the warrant is exercisable for 15,673 common shares at an exercise price of $39.40 per common share. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 8,440 common shares (assuming the Company rounds up fractional common shares to the next whole common share). The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

On March 31, 2018, the fair value of the warrant amounted to CHF 4,596. Therefore, the fair value decreased by the total amount of CHF 18,754 in the current year, resulting in a gain in the corresponding amount (fair value as of December 31, 2017: CHF 23,350).

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Number of Common Shares

	2018	2017
As of January 1	48,373,890	34,329,704
Common shares issued for capital increase	12,800,000	10,000,000
Adjustments during the Merger:
- Issuance of Auris NewCo Shares	6,117,388	-
- Cancellation of Auris OldCo Shares	(61,173,890)	-
Shares outstanding after Merger on March 13 2018	6,117,388	-
Total, as of March 31	6,117,388	44,329,704

Shares have a nominal value of CHF 0.02 after the Merger and CHF 0.40 before the Merger, and all shares are fully paid in. As of March 31, 2018, the nominal value of the 6,117,388 issued shares amounted to CHF 122,347.76 (as of March 31, 2017, the nominal value of 44,329,704 issued shares amounted to CHF 17,731,881.60).

As of March 13, 2018, following consummation of the Merger, the number of shares were reduced by the ratio of 10 to 1 (effectively resulting in a “reverse share split”) and the nominal value per share was reduced from CHF 0.40 to CHF 0.02. This resulted in a reclassification between share capital and share premium, totaling CHF 24,347,208, presented in the statement of changes in equity in the line reorganization of group structure.

Equity Offerings

On January 30, 2018, we completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 750,002 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share.

As of March 31, 2018 the fair value of the warrants amounted to CHF 715,206. Since its initial recognition, the fair value of the warrants has decreased by CHF 1,768,541, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On October 10, 2017 we entered into a purchase agreement and a registration rights agreement with Lincoln Park Capital Fund, LLC. Pursuant to the purchase agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the purchase agreement. On January 23, 2018, we issued 300,000 of our common shares to LCP for an aggregate amount of CHF 136,077 under the purchase agreement.

The Company had transaction costs amounting to CHF 654,985. The transactions costs were recorded as CHF 341,226 in equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On February 21, 2017, in connection with a public offering of 12,499,000 common shares, the Company issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of US$ 1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants, of which the underwriter partially exercised its option for 1,350,000 warrants. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issuable in the 2017 offering were exercisable for an aggregate of 794,000 common shares, at an exercise price of $12.00 per common share. As of March 31, 2018 the fair value of the warrants amounted to CHF 300,011. Therefore, the fair value decreased by the total amount of CHF 1,513,402 in the current year, resulting in a gain in the corresponding amount (fair value as of December 31, 2017: CHF 1,813,413).

Issue of common shares upon exercise of options

During the three months ended March 31, 2018, no options were exercised.

Controlled Equity Offering

On June 1, 2016, we entered into a Controlled Equity Offering Sales Agreement with Cantor, pursuant to which we might have offered and sold from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. In the first quarter of 2018, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.

6. Employee benefits

	THREE MONTHS ENDED
	MARCH 31, 2018	MARCH 31, 2017
Salaries	803,796	1,063,009
Pension costs	100,505	92,410
Share based compensation expense/(gain)	(259,359)	53,900
Other employee costs and social benefits	104,424	174,165
Total employee benefits	749,366	1,383,483

7. Share based payments

Share based compensation gain of CHF 259,359 was recognized for the three months ended March 31, 2018 due to the forfeiture of options related to the reduction in headcount (for the three months ended March 31, 2017: CHF 53,900).

No options were granted in the three months ended March 31, 2018.

8. Loss per share

	Three months ended March 31,
	2018	2017
Loss attributable to owners of the Company	(1,745,490)	(8,400,128)
Weighted average number of shares outstanding	5,742,978	3,904,881
Basic and diluted loss per share	(0.30)	(2.15)*

*The basic and diluted loss per share for the three months ended March 31, 2017 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018.

For the three months ended March 31, 2018 and March 31, 2017 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company had 151,057 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2018 and March 31, 2018 was 217,582 (98,756 for the period between January 1, 2017 and March 31, 2017).

9. Events after the Reporting Period

Early Repayment under the Hercules Loan and Security Agreement

On April 5, 2018, the Company entered into an agreement with Hercules whereby the terms of the Company's Loan and Security Agreement with Hercules were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement. The repayment of $5 million of the principal amount was executed on April 6, 2018.

Asset Purchase

On April 24, 2018, one of our subsidiaries entered into an agreement to purchase patents related to compositions for weight management and methods of reducing weight gain associated with olanzapine treatment.

Equity Commitment Purchase Agreement and Registration Rights Agreement

On May 2, 2018, the Company entered into a purchase agreement and a registration rights agreement with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Commitment Purchase Agreement.